Leading Global Technology Company Places Additional Material Order to Extend Jacada Visual IVR Implementation

Fortune 50 Technology Customer Broadens Its Use of Patented Jacada Solution to Increase Consumer Experience and Loyalty

ATLANTA, GA -- (Marketwired - June 28, 2016) - Jacada Ltd. (OTCQB: JCDAF), a leading global provider of customer experience technology designed to simplify the interaction between businesses and their customers, announced today that one of its Fortune 50 technology customers has again made an additional material order to extend its utilization of Jacada Visual IVR customer interaction technology. Following a recent expansion into more markets, use cases, and business lines, the new contract extends the company's implementation of Jacada's patented Visual IVR solution.

Active in several major business units of this multi-national customer, the Visual IVR deployment includes the United States and several areas of EMEA including the UK, Italy, Germany, France, Nordic countries, and others.

Supporting the company's mobile initiatives, Jacada Visual IVR helps customers efficiently connect with the company for sales and support from mobile devices as well as to conduct product activations. The Jacada service has already provided significant benefits to this technology company and continues to receive extremely positive feedback from their customers.

"Considering the ubiquitous reach of our customer, this is undoubtedly the largest implementation of Visual IVR technology to date, for any company," says Guy Yair, Co-Chief Executive Officer of Jacada. "With this recent extension of Jacada technology within one of the world's best known technology organizations, again Jacada Visual IVR is confirmed as a leader in the solution type."

The Jacada Visual IVR solution provides consumers an effortless way to connect with companies from their device of choice to get immediate answers. It enables them to connect with the right people in the company efficiently and in a personalized manner. Visual IVR increases customer loyalty, decreases the cost to serve, and provides a better overall consumer experience.

About Jacada

Jacada Inc. enables organizations to deliver effortless customer self-service and agent assisted interactions by implementing cutting-edge mobile, smart device, and web based visual IVR solutions, as well as optimized agent desktops, and business process optimization tools. Customers can benefit from an improved customer experience at every touch point with the organization, whether at the contact center, on the mobile, the website, or at the retail store. Most Jacada deployments provide complete return on investment within the first three to seven months after deployment. Founded in 1990, Jacada operates globally with offices in Atlanta, USA; London, England; Munich, Germany; and Herzliya, Israel. More information is available at www.Jacada.com.

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Contact:
A. Lee Judge
Senior Digital Marketing Manager
Jacada
770-776-2326
ljudge@jacada.com